EXHIBIT 11

HILLS BANCORPORATION			Exhibit 11

STATEMENT RE COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE

	Year Ended December 31,
	2010	2009	2008

Shares of common stock, beginning	4,422,274	4,440,545	4,490,107

Shares of common stock, ending	4,398,337	4,422,274	4,440,545

Computation of weighted average number of basic and diluted shares:
Common shares outstanding at the beginning of the year	4,422,274	4,440,545	4,490,107
Weighted average number of net shares issued (redeemed)	(14,984)	(17,843)	(22,122)
Weighted average shares outstanding (basic)	4,407,290	4,422,702	4,467,985
Weighted average of potential dilutive shares attributable to stock options granted, computed under the treasury stock method	10,968	12,812	15,202
Weighted average number of shares (diluted)	4,418,258	4,435,514	4,483,187

Net income (In Thousands)	$23,316	$15,985	$14,140

Earnings per share:
Basic	$5.29	$3.61	$3.16
Diluted	$5.28	$3.60	$3.15

Dividends per common share	$0.91	$0.91	$0.91

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